Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State of Incorporation	Doing Business As Name
Addus HealthCare (Delaware), Inc.	Delaware	—
Addus HealthCare (Idaho), Inc.	Delaware	A Full Life HomeCare
Addus HealthCare (Indiana), Inc.	Delaware	Addus HealthCare
Addus HealthCare (Nevada), Inc.	Delaware	Desert PCA Silver State Personal Care
Addus HealthCare (North Carolina), Inc.	Delaware	Down East HealthCare
Addus HealthCare (South Carolina), Inc.	Delaware	—
Addus HealthCare, Inc.	Illinois	Addus HealthCare Addus Personal Care Services
Cura Partners, LLC	Tennessee	Aid & Assist at Home, LLC
Priority Home Health Care, Inc.	Ohio	—
South Shore Home Health Service, Inc.	New York	—